Exhibit 16.1

A Partnership Of Incorporated Professionals	Amisano Hanson
Chartered Accountants
May 31, 2007
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.
Dear Ladies and Gentlemen:
We are the former independent auditors for Intellect Neurosciences, Inc. (the “Company”). We have read the Company’s disclosure in the section “Changes In Registrant’s Certifying Accountant” as included in Section 4.01 of the Company’s 8K dated May 10, 2007 and 8K/A dated May 10, 2007 and are in agreement with the disclosure in that section, insofar as it pertains to our firm. We confirm that there were no disagreements between June 30, 2005 and May 31, 2007. We have no basis to agree or disagree with other statements of the Company contained in that section or elsewhere in the 8K and the 8K/A, as referred to above.
Yours very truly,
“Amisano Hanson”
AMISANO HANSON

750 WEST PENDER STREET, SUITE 604	TELEPHONE:	604-689-0188
VANCOUVER CANADA	FACSIMILE:	604-689-9773
V6C 2T7	E-MAIL:	amishan@telus.net